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                             October 19, 2021

       R. Steven Hicks
       Chief Executive Officer
       Capstar Special Purpose Acquisition Corp.
       405 West 14th Street
       Austin, TX 78701

                                                        Re: Capstar Special
Purpose Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 29,
2021
                                                            File No. 333-258693

       Dear Mr. Hicks:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed September 29, 2021

       Q: How will the Sponsor, directors and officers vote?, page 13

   1. Please revise the Q&A to identify each member of the Sponsor. Also clarify, where appropriate, Mr.
Christopher's role(s) with CPSR since the IPO and his financial interests in the Business
Combination. In this regard, we note that the disclosure on page 59 identifies Mr.
Christopher as a member of the Sponsor and indicates that he will be entitled to an
allocation from the Sponsor of its Founders Shares and/or Private Placement
                                                        Warrants. We also note
that disclosure contained elsewhere in
                                                        this proxy/prospectus
identifies Mr. Christopher as a "special advisor" to CPSR and that
                                                        CPSR's IPO prospectus
indicates that he has no employment, consulting fee or other similar compensation
arrangements with CPSR. Please revise the disclosure on page 112
 R. Steven Hicks
FirstName LastNameR.
                PurposeSteven HicksCorp.
Capstar Special        Acquisition
Comapany
October 19,NameCapstar
            2021        Special Purpose Acquisition Corp.
October
Page 2 19, 2021 Page 2
FirstName LastName
         to include Mr. Christopher in the table and discuss his potential conflicts of interests, or advise.
Background to the Business Combination, page 97

2. We note your revised disclosures in response to prior comment 4. Please revise the
         Background section to identify Citigroup and UBS as lead underwriters in CPSR's IPO.
         Disclose, where appropriate, conflicts of interest stemming from Citigroup and UBS receiving deferred underwriting compensation from CPSR's IPO and business
         combination advisory fees from Gelesis and CPSR, respectively.
3. We note your revised disclosure in response to prior comment 7. Your disclosure on page
         99 indicates that the Gelesis' financial forecasts presented on page 110 were shared with
         UBS on March 4, 2021. Please tell us, and revise as applicable, to explain why the March
         24 entry indicates that Gelesis    2023 estimated EBITDA was
approximately $100 million
         given that the forecasts presented on page 110 indicate that the estimated EDITDA figure was $137 million. Please also confirm that any preliminary or revised forecasts are discussed in the Background section.
4. Please revise the March 30 entry to disclose how much lower UBS' valuation range was than Citigroup's March 24 range. Also, identify the comparable companies that UBS presented at this meeting. To the extent that the comparable companies were different than the ones presented on page 106, please revise to explain the reasons for such differences.
Business Combination Proposal
Certain Unaudited Prospective Financial Information of Gelesis , page 108

5. Please address the following regarding your projections presented in the table on page
         110, revising your presentation as necessary:
             You state that the key assumptions on page 110 for the    general
business, economic,
             regulatory, market and financial conditions and other future events, as well as matters
             specific to Gelesis    business," are all difficult to predict and
many are beyond
             Gelesis    and CPSR   s control. Please provide an analysis of how
Gelesis developed
             these assumptions and determined them to be reasonable.
             We note the disclosure on page 109 indicating that that Gelesis management believed the forecasts to be reasonable. Please revise to indicate whether CPSR management similarly believed each of the key financial metrics to be reasonable, or, if not, to explain how its assessment differed.
             Include a description and quantification of alternative forecasts or alternative scenarios that you considered and your basis for their rejection. As part of your response, how you selected from multiple scenarios or weighted various scenarios.
             In particular, regarding your forecast for net product revenue, provide the underlying assumptions for the number of members, units sold and average selling price per unit
             (net), consistent with your presentation on page 196 for each year through 2023.
             Regarding your forecast for gross margin, describe and quantify the factors
 R. Steven Hicks
Capstar Special Purpose Acquisition Corp.
October 19, 2021
Page 3
              underlying the increases in gross margin percentage from 23% for 2021 to 56% for
              2022 to 63% for 2023, including changes in pricing and product mix.
                In this regard, explain why you expect gross margin to be 23% for 2021, when it was only 9% for the six months ended June 30, 2021.
                Tell us how your forecast for 2021 compares to your preliminary results for the nine months ended September 30, 2021, providing quantification of those preliminary results in your response.
Information About Gelesis, page 165

6. We note your response and revisions to our prior comment 16. We note your statement on page 179 that you are optimistic that if the six month study has positive results, it will support FDA clearance for these specific populations. Please revise to disclose the clinical endpoints used in the study and/or clarify the results that you believe would support FDA clearance. Clarify whether these results are specified in the FDA response that you reference.
7. We note your response to our prior comment 14. In the Government Regulation section
         (pages 185 to 189), please revise to discuss briefly state regulation of telehealth. With reference to your response, please disclose that there are currently no jurisdictions where state medical boards have established rules or interpreted existing rules in a manner that
         limit or restrict the ability of Gelesis    qualified distributors to
use telehealth services in
         connection with providing patients with access to Plenity.
Beta Launch, page 169

8. We refer to the final sentence of prior comment 15. Please disclose the grant rate for patients with a BMI under and above the indicated BMI range, or advise.
Sales and Marketing, page 183

9.     We note your revised disclosure on page 205 in response to prior comment
13. Given the
       magnitude of the planned twelve-month sales and marketing expenditures included on page 205, please revise page 183 to discuss Gelesis' sales and marketing of Plenity in greater detail. Without limitation, please discuss Roman Health Pharmacy's role in marketing the drug. In this regard the disclosure on page 212 appears to indicate that Roman Health Pharmacy will be responsible for marketing the drug within
       the US telehealth channel. Discuss who will bear the cost of these sales and marketing
FirstName LastNameR. Steven Hicks
       efforts. Also clarify whether Gelesis' planned direct to consumer marketing strategy and
Comapany   NameCapstar
       media  expendituresSpecial  Purpose
                            for Plenity willAcquisition  Corp.
                                            result in costs and margins similar
to that of a typical
       prescription pharmaceutical
October 19, 2021 Page 3             drug.
FirstName LastName
 R. Steven Hicks
FirstName LastNameR.
                PurposeSteven HicksCorp.
Capstar Special        Acquisition
Comapany
October 19,NameCapstar
            2021        Special Purpose Acquisition Corp.
October
Page 4 19, 2021 Page 4
FirstName LastName
       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Christopher S. Auguste, Esq.